July 17, 2017
VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Rosenberg:
This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated June 30, 2017, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, SEC File Number 001-36052, filed by the Company on February 24, 2017 (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62
1.     Given the significance of your net investment income to your overall operating results and business focus, provide us additional breakdowns of your investment portfolio, as well as breakdowns of your investment income and management fees on those components, that you believe are most relevant for the reader to understand the exposures and trends experienced in your portfolio. Include a schedule showing your performance fees that separately quantifies the impact of clawbacks and other adjustments for investment losses for each period presented.
In response to the Staff’s comment, the Company refers the Staff to the breakdown of our investment portfolio presented in Note 4 to the consolidated financial statements where we present the Company's investments categorized by the level of the fair value hierarchy as of December 31, 2016 and 2015. We would also like to draw the Staff's attention to the investment information we post on a monthly basis on our website at www.thirdpointre.bm under the heading Investment Portfolio Returns located in the Investors section of the website. We respectfully submit that the breakdown of the investment portfolio in Note 4 along with the other investment information currently disclosed throughout our Form 10-K, including Item 1, provides readers with a sufficient understanding of the exposures and trends in our investment portfolio and is consistent with the information that we include on our website on a monthly basis regarding our investment returns.
As more fully described in Note 9 and in accordance with the investment agreements, the management fees are calculated based on the total net investments managed by Third Point LLC during the relevant period.  Similarly, the performance fees are calculated on the total net investment income related to net investments managed by Third Point LLC and not determined by reference to each component part of the investment income.  The other investment expenses relate to expenses incurred in relation to the management of the overall portfolio and are not allocable to specific positions or asset classes and therefore, are also presented as a separate component of the overall net investment income. Any attempt to allocate these fees and investment expenses to asset classes would be arbitrary and require significant assumptions. As a result of these factors, it would not be meaningful for us to allocate the management fees or performance fees to each asset class.

As requested by the Staff, the following corresponds to an additional breakdown of our net investment income (loss) by asset and liability type for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	($ in thousands)
Net investment income (loss) by asset type
Equity securities	$78,955	$(37,689)	$96,592
Private common equity securities	333	(3,511)	(16,432)
Private preferred equity securities	4,146	5,187	—
Total equities	83,434	(36,013)	80,160
Asset-backed securities	1,166	61,730	62,563
Bank debt	6,887	184	(795)
Corporate bonds	115,568	(45,590)	13,938
Municipal bonds	—	(139)	697
U.S. Treasury securities	2,605	(1,876)	—
Sovereign debt	8,267	21,142	3,455
Total debt securities	134,493	35,451	79,858
Options	(28,426)	(29,062)	(13,307)
Rights and warrants	(370)	(1,679)	91
Trade claims	116	249	921
Total other investments	(28,680)	(30,492)	(12,295)
Investments income (loss) in funds valued at NAV	(203)	(6,889)	(23,196)
Total net investment income from invested assets	189,044	(37,943)	124,527
Net investment income (loss) by liability type
Equity securities	(11,725)	(4,098)	(1,921)
Sovereign debt	(382)	1,967	1,079
Corporate bonds	(4,195)	9,806	1,173
Options	11,272	25,411	4,003
Total net investment gain (loss) from securities sold, not yet purchased	(5,030)	33,086	4,334
Other investment income and expenses not presented above:
Management and performance fees	(59,707)	(43,277)	(53,516)
Other investment expenses	(6,068)	(5,486)	(4,218)
Net investment income (loss) on derivative contracts	(15,479)	21,437	9,410
Net investment income (loss) on cash, including foreign exchange gain (loss)	(10,173)	120	4,891
Net investment gains (losses) on securities purchased under an agreement to sell and securities sold under an agreement to repurchase	(1,970)	(2,373)	(4,099)
Withholding taxes reclassified to income tax expense	6,675	4,828	3,026
Net investment income related to Catastrophe Reinsurer, Catastrophe Fund and Kiskadee Fund	1,533	1,534	1,227
Total other investment income (losses) and other expenses	(85,189)	(23,217)	(43,279)
Net investment income (loss)	$98,825	$(28,074)	$85,582
The following is a schedule of management and performance fees that separately quantifies the impact of clawbacks for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	($ in thousands)
Management fees - Third Point LLC	$7,110	$6,362	$5,037
Management fees - Founders	35,321	36,053	28,544
Performance fees - Third Point Advisors LLC (before loss carryforward)	23,475	862	19,935
Performance fees - Loss carryforward	(6,199)	—	—
	$59,707	$43,277	$53,516

Credit Risk, page 86
Investments, page 87
2.     You disclose here that all of your asset backed securities holdings, which represent approximately 10% of your investment portfolio, were noninvestment grade. Provide us with a schedule that summarizes the noninvestment grade securities for the rest of your investment portfolio. Tell us the metrics you use to determine noninvestment grade securities.
In response to the Staff’s comment, the following is a schedule that summarizes the non-investment grade securities in our investment portfolio as of December 31, 2016 and 2015:

	2016	2015
	($ in thousands)
Assets:	Total non-investment grade securities	Total non-investment grade securities
Asset backed securities	$254,852	$494,723
Bank debt	56,896	9,818
Corporate bonds	189,059	80,288
Sovereign debt	100,620	154,406
Trade claims	9,022	8,329
Total assets	$610,449	$747,564

Liabilities:
Corporate bonds	$17,683	$25,983
Sovereign debt	—	5,856
Total liabilities	$17,683	$31,839
The Company may also be exposed to non-investment grade securities held within certain investments in limited partnerships and derivatives.
The Company defines non-investment grade securities as those securities having a rating lower than BBB- from Standard and Poor's or Fitch Ratings or Baa3 from Moody's or no rating.
Consolidated Financial Statements
3.    Tell us why you do not separately quantify your related party transactions, including but not limited to your investment management fees, on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Rule 4-08(k) of Regulation S-X requires that the dollar amount of related party transactions be disclosed on the face of the financial statements; however, we believe that our footnote disclosure is acceptable, after giving consideration to the nature of the related party transactions.
There is extensive disclosure throughout our Form 10-K regarding our relationship with our investment manager, Third Point LLC. In particular, Note 9 to the consolidated financial statements provides detailed disclosure of the management and performance fees we pay to Third Point LLC and the fee terms of our investment contracts. While we could gross up net investment income on the face of the income statement and also present the offsetting management and performance fees, having the numbers on the face of the income statement would not provide users with better information as they would still need to read the additional information detailed in Note 9 to understand the fee terms. Given the nature of our investment strategy, it is important that readers evaluate our investment results net of fees, which we also believe is more typical of evaluating investment performance. As a result, we believe that presenting gross investment income on the face of the income statement could be misleading and that presenting net investment income on the face of the income statement is more appropriate and relevant to readers.
Notes 17 and 19 to the consolidated financial statements include disclosures related to several investment vehicles and investment structures that are designed to facilitate the holdings of certain investments typically driven by regulatory, tax or other foreign jurisdiction considerations. Our investment manager, Third Point LLC, manages several funds which have similar portfolio objectives to ours. We are typically allocated our pro-rata share of ownership in these various investment vehicles based on our share of overall assets under management. While we identify these investment structures within our note disclosures as related party transactions as a result of the nature of our relationship with Third Point LLC and their involvement within these investment structures, isolating investment related balances on the face of the financial statements would not provide the reader with useful information as it would require us to add excessive details on the face of the financial statements.
While we understand that Rule 4-08(k) of Regulation S-X does not give quantitative thresholds, we believe that judgment can be exercised in applying the rule. Given the nature of our related party transactions as described above, we believe that our disclosures of such transactions as provided in the financial statement Notes 4, 9, 17 and 19, as well as Item 1 of Form 10-K are sufficient. We respectfully submit that our current presentation provides adequate and transparent disclosure.
Notes to the Consolidated Financial Statements
8. Loss and loss adjustment expense reserves
Incurred and paid development tables by accident year, page F-35
4.    Tell us how you determined the level at which to aggregate your short duration reinsurance business for the loss development table. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, and ending reserve liabilities for the last two years by each product line quantified on page five and discussed on pages seven to nine. For each product line identified on page five and pages seven to nine, list the relevant characteristics of that product line and compare them to the characteristics of the other product lines with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into a single loss development table here, and why each of the product lines identified did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.
In summary and as further explained below, the Company determined the appropriate level at which to aggregate its short duration reinsurance contracts by considering the following:

•	Our overall reinsurance strategy is to write lower volatility reinsurance contracts that generate similar and stable underwriting results across all product lines;

•	The nature of the reinsurance contracts that we write have similar characteristics across all product lines which include similar forms of coverage and risk mitigating contractual features;

•	We do not disaggregate reserving information in any other publicly disclosed documents; and

•	We manage, reserve and analyze our business at a contract level and do not review reserve information in any particular grouping or segmentation.

As requested, the following table provides a breakdown of net premiums written and earned, losses incurred, and ending reserve liabilities as of and for the years ended December 31, 2016 and 2015 by line of business. In addition to the information requested, we have also included acquisition costs, net and composite ratios by line of business to further demonstrate the broadly similar underwriting income characteristics of our reinsurance portfolio.

	Year ended December 31, 2016					As of December 31, 2016
Property and Casualty reinsurance segment	Net premiums written	Net premiums earned	Loss and loss adjustment expenses incurred, net	Acquisition cost, net	Composite ratio (1)	Loss and loss adjustment expense reserves
	($ in thousands)
Property	$96,009	$88,813	$48,211	$48,812	109.2%	$38,053

Workers’ Compensation	56,069	55,668	42,658	18,155	109.2%	108,024
Auto	91,626	97,460	83,355	22,191	108.3%	124,164
General Liability	47,911	91,185	58,749	36,069	104.0%	105,284
Professional Liability	17,444	11,449	6,887	4,264	97.4%	7,806
Casualty	213,050	255,762	191,649	80,679	106.5%	345,278

Agriculture	—	26	(303)	(4)	n/a	3
Credit & Financial Lines	118,707	39,640	10,320	21,596	80.5%	15,258
Multi-line	187,283	205,949	146,055	71,067	105.4%	206,537
Specialty	305,990	245,615	156,072	92,659	101.3%	221,798

Total property and casualty reinsurance	$615,049	$590,190	$395,932	$222,150	104.7%	$605,129

(1)	Composite ratio is calculated by dividing the sum of loss and loss adjustment expenses incurred, net and acquisition costs, net by net premiums earned.

	Year ended December 31, 2015					As of December 31, 2015
Property and Casualty reinsurance segment	Net premiums written	Net premiums earned	Loss and loss adjustment expenses incurred, net	Acquisition cost, net	Composite ratio (1)	Loss and loss adjustment expense reserves
	($ in thousands)
Property	$112,295	$114,680	$51,906	$66,808	103.5%	$36,074

Workers’ Compensation	64,534	56,627	47,349	15,646	111.2%	96,951
Auto	156,385	197,337	170,077	27,122	99.9%	134,979
General Liability	97,145	67,245	46,679	23,000	103.6%	51,508
Professional Liability	9,000	1,531	919	571	97.3%	918
Casualty	327,064	322,740	265,024	66,339	102.7%	284,356

Agriculture	(1)	(25)	(824)	(368)	n/a	467
Credit & Financial Lines	62,923	19,377	1,792	13,981	81.4%	6,730
Multi-line	198,257	146,052	97,293	44,456	97.1%	138,420
Specialty	261,179	165,404	98,261	58,069	94.5%	145,617

Total property and casualty reinsurance	$700,538	$602,824	$415,191	$191,216	100.6%	$466,047

(1)	Composite ratio is calculated by dividing the sum of loss and loss adjustment expenses incurred, net and acquisition costs, net by net premiums earned.

In response to the Staff's comment, the Company determined the appropriate level at which to disaggregate its short duration reinsurance business by considering the following:
ASC 944-40-55-9A sets forth the objectives of the new disclosure to “…..require an insurance entity to aggregate or disaggregate certain disclosures so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics to allow users to understand the amount, timing and uncertainty of cashflows arising from contracts issued by insurance entities. Consequently, the extent to which an insurance entity’s information is aggregated or disaggregated for the purposes of those disclosures depends on the facts and circumstances that pertain to the characteristics of the liability for unpaid claims and claim adjustment expenses.”
In assessing how the disclosure would best meet these objectives for the Company, it is important to consider the nature of the reinsurance contracts that we write in the context of our overall reinsurance strategy.
As described in more detail in Part I, Item 1, Business, Reinsurance Strategy, of our Form 10-K, our reinsurance strategy is to generate stable underwriting results whereby the level of volatility in our reinsurance portfolio would be typically lower than that of most reinsurance companies. We manage reinsurance volatility by predominantly focusing on lines of business that have historically demonstrated more stable return characteristics. We seek to further manage the volatility of our reinsurance results by writing reinsurance contracts on a quota share basis versus an excess of loss basis, where we assume an agreed percentage of premiums and losses for a portfolio of insurance policies or reinsurance contracts. We also make use of contractual terms and conditions within our reinsurance contracts that may include individual or aggregate loss occurrence limits, which limit the dollar amount of loss that we can incur from a particular occurrence or series of occurrences within the term of the reinsurance contract; loss ratio caps, which limit the maximum loss we can incur to a defined loss ratio; sliding scale commissions that vary in accordance with the client’s performance; loss corridors, which limit the dollar amount of loss within a contract structure; and sub-limits and exclusions for specific contracts not covered by a particular reinsurance contract. These features are generally present in contracts within each line of business.
We believe that this lower volatility portfolio is demonstrated in the small net impact from reserve development that we have experienced in our consolidated financial results to date. The following is a summary of the net underwriting income impact of reserve development to date on our consolidated results by year as previously reported in our Form 10-Ks:

	(Favorable) adverse loss reserve development	(Favorable) adverse loss reserve impact to acquisition costs	Net underwriting income impact - (favorable) adverse	Net premium earned	% of net premium earned
	($ in thousands)
2012	$—	$—	$—	$96,481	—%
2013	(1,297)	2,344	1,047	220,667	0.5%
2014	(677)	265	(412)	444,532	(0.1)%
2015	(5,393)	13,176	7,783	602,824	1.3%
2016	10,540	1,950	12,490	590,190	2.1%
Cumulative	$3,173	$17,735	$20,908	$1,954,694	1.1%
As noted above, many of our reinsurance contracts have contractual terms including sliding scale commissions and profit commissions that vary inversely with loss experience whereby loss reserve development disclosures may not provide a complete picture of the economic impact of a particular contract to reserve developments. The impact of these contractual features and the resulting net impact to underwriting income are described in detail within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Most of our reinsurance contracts are written on a quota share basis whereby we estimate the ultimate premium of the entire contract period and record this estimate at the inception of the contract, to the extent the amount of written premium is estimable. Changes in premium estimates are expected and may result in adjustments in future reporting periods. The amount of loss reserves can vary based on changes in premium estimates and any related impact on net premiums earned for these contracts which can distort the reserve development information presented.
Although there may be some differences in the characteristics of certain lines of business that we write, we believe our reinsurance contracts are sufficiently similar in terms of stability of result, form of coverage and risk mitigating contractual features that any further disaggregation of reserve information would only provide confusing and potentially misleading detail and not allow for users to better understand the amount, timing and uncertainty of cashflows arising from our contracts. We believe that the information currently disclosed in the loss reserve footnote when read in conjunction with other reserve information disclosed in the footnotes to the consolidated financial statements and elsewhere in the Form 10-K provides users with sufficient information regarding the amount, timing and cashflows associated with our unpaid loss and loss adjustment expenses.
In further consideration of the new disclosure requirements, we reviewed the factors outlined in 944-40-55-9B. All of the Company’s publicly filed documents (quarterly and annual reports filed with the SEC, earnings releases, investor presentations) present information about the Company’s liability for unpaid claims and claim adjustment expenses at the Property and Casualty segment level and there is no further detail of loss reserve information disclosed or presented. The Company’s Board of Directors, Chief Executive Officer and Chief Financial Officer review information regarding the Company’s unpaid claims and claim adjustment expenses typically at a contract level with summaries at the operating segment level, to evaluate the Company’s performance. The Company does not produce other information related to reserves at a disaggregated level that is used by the Company or other users of the Company’s financial statements.
In consideration of the specific factors outlined in 944-40-55-9B, we did not feel that any of these would suggest that we should be disclosing information regarding our liability for unpaid claims and claim adjustment expenses at a level further than the operating segment level.
We also considered the factors outlined in 944-40-55-9C which provides examples of categories that might be appropriate to consider in whether to disaggregate the reserve information for disclosure. Although we provide details of our premiums by line of business and describe the product lines that we write in our Form 10-K, we do not manage our business to any particular line of business split or mix.  As noted above, we reserve and monitor our business at the contract level and therefore, do not prepare or review reserve information aggregated into these lines of business as we do not view this as meaningful when evaluating our business.
For the various reasons outlined above, there was not any particular categorization of our contracts that would seem to meet the objectives of the standard in providing useful information and would result in providing excessive detail that could potentially be misleading. Furthermore, we typically write larger customized reinsurance contracts whereby each contract has unique characteristics with respect to the amount, timing and uncertainty of cashflows. Contracts written within the same line of business may have very different characteristics based on contractual features in place. Our underwriting process involves an in depth understanding of each contract’s terms and conditions, expected underwriting result and cashflows. Furthermore, our reserving process involves a review of each contract on a quarterly basis where unique features of each contract are considered in the reserving analysis.
In considering the objectives of the new disclosure requirements and the characteristics of our reinsurance strategy, reserving process and the characteristics of the contracts we have written, we believe that presenting the reserve development tables at the operating segment level is appropriate and in accordance with the requirements outlined in ASC 944 given the Company’s facts and circumstances. The Company notes that should the composition of its underwriting portfolio change in the future, these disclosures would be revised and adjusted to the new facts and circumstances.
5.    Please tell us whether the amount for each accident year under the column labeled “IBNR Loss and loss adjustment expense reserves, net” includes the expected development, as stipulated in ASC 944-40-50-4Da.
In response to the Staff’s comment, the Company confirms that the amount for each accident year under the column labeled “IBNR Loss and loss adjustment expense reserves, net” does include expected development as stipulated in ASC 944-40-50-4Da.
6.    Refer to your disclosure that reserves are not allocated to the underlying accident years for retroactive reinsurance contracts, but are presented in the loss triangles in the accident year that the contract incepted. Please tell us how this presentation complies with ASC 944-40-50-4B and 50-4D which requires providing information by accident year. Also, provide us separate schedules of loss and loss adjustment expenses incurred and paid, net depicting solely the amounts related to retroactive reinsurance on a basis of “accident year that the contract incepted.”
In response to the Staff’s comment, the Company considered the following factors to determine its approach to present its retroactive reinsurance contracts in the accident year that the contract incepted:

•
Most of the exposure associated with these contracts relates to accident years before the Company was exposed to the underlying risks. As a result, allocating the loss and loss adjustment expenses incurred and loss and loss adjustment expenses paid to prior accident years might suggest to the users of the financial statements that the Company was on risk during those years, when it was not. Unlike mergers and acquisitions, which are prepared on the basis that there is a carry over of all reserves and losses incurred for all relevant prior years, the Company's exposure to the underlying losses began when the contract incepted. As a result, an accident year allocation would not present the true exposure to the Company as it would result in allocating the reserves to accident years prior to the period of our exposure at inception of the contract and would also not align with our historical financial statement presentation of prior year development.

•	Each retroactive reinsurance contract the Company entered into has underlying reserve exposure to years that go back before the Company incepted, in some cases, as far back as 2007.

•
The Company wrote five retroactive reinsurance contracts since inception of the Company to December 31, 2016. These retroactive reinsurance contracts provide protection against adverse development on loss reserves where we provide an incremental amount of additional coverage limit. There are multiple underlying insurance and reinsurance contracts involved in these transactions and the data made available to the Company is not consistently provided by accident year; it is presented in different forms such as underwriting year, years of account, aggregation of accident years and other forms. The information provided to the Company would not allow us to derive a reasonable allocation method to accurately present these contracts on an accident year basis.

•	One retroactive reinsurance contract was commuted in 2015 for which the Company has no means to gather reserve data to estimate and allocate the underlying losses to an accident year.
Although ASC 944-40-50-4B and 50-4D is clear that the information should be presented on an accident year basis, the Company’s view was that it was impractical to make reliable and meaningful estimates to allocate these reserves to an accident year basis and that the significant judgment that would have had to be applied to estimate and allocate the loss and loss adjustment expenses incurred, net and net losses and loss adjustment expenses paid by accident year would have potentially resulted in misleading information presented to the users of the financial statements. As a result of the impracticalities in obtaining and preparing the information on an accident year basis as well as other considerations of disclosing reserve development prior to the contract inception as outlined above, the Company determined it was more appropriate to include those contracts in the accident year that the contracts incepted and to disclose this approach in the footnotes to the financial statements.
As requested, the following schedule presents the amounts related to retroactive reinsurance contracts that are included in the Company's loss development disclosures for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

Cumulative loss and loss adjustment expenses incurred, net
Accident year that the contract incepted	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	42,511	37,582	37,582	37,582
2014	—	—	46,551	40,253	35,694
2015	—	—	—	92,159	92,159
2016	—	—	—	—	—
Total					$165,435

Cumulative net losses and loss adjustment expenses paid
Accident year that the contract incepted	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	1,633	10,464	22,173	23,898
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$23,898

Retroactive reinsurance contracts - Net reserves for loss and loss adjustment expenses, end of year					$141,537

If you have any questions regarding this letter, please do not hesitate to call me at +441-542-3309.
Sincerely,
/s/ Christopher S. Coleman
Christopher S. Coleman
Chief Financial Officer
cc:    Craig Redcliffe
Ernst & Young Ltd.
Steven J. Slutzky, Esq.
Debevoise & Plimpton LLP
John R. Berger
Chairman of the Board
J. Robert Bredahl
President and Chief Executive Officer
Yan Leclerc
Chief Accounting Officer
Janice R. Weidenborner
EVP, Group General Counsel and Secretary